Mail Stop 3561

March 7, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Hanlin Chen, Chief Executive Officer
China Automotive Systems, Inc.
No. 1 Henglong Road, Yu Qiao Development Zone
Shashi District, Jing Zhou City Hubei Province, China 434000

> **Re:** **China Automotive Systems, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 000-33123**

Dear Mr. Chen:

We have reviewed your response letter dated February 21, 2007 and have the following comment. Unless otherwise indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comment will be complied with, or, if the comment is deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 23
2005 Versus 2004, page 31
Selling Expenses, page 33

1.   We note your responses to our prior comments 1 and 2 and request that you
        include additional disclosure in future filings to clarify why although both
        warranty and 3-R guarantee expenses represent warranty expense, the expenses
        are classified differently as selling and general and administrative expenses,
        respectively. Given that 3-R guarantees are paid to auto manufacturers in
        advance and such amounts are used for warranty expenses related to parts which
        you supply, it is unclear to us why such you classify these expenses as marketing
        under general and administrative expenses rather than as selling expense with
        your general warranty expense. Please expand your disclosure in future filings to
        clarify your accounting for these two expenses and why you believe your
        classification of these expenses is appropriate. Please provide us with your
        proposed disclosure in your response.

                                    ****

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have
questions regarding comments on the financial statements and related matters. Please
contact me at 202-551-3813 with any other questions.

                                            Sincerely,

                                            Linda Cvrkel
                                            Branch Chief